

HEROIC

PUBLIC BENEFIT CORPORATION

Brian Johnson · 3rd

Founder + CEO at Heroic Public Benefit Corporation

Austin, Texas Metropolitan Area · 500+ connections ·

Contact info

Heroic Public Benefi
Corporation

 **UCLA**

Experience

Founder + CEO
Heroic Public Benefit Corporation
Nov 2020 – Present · 2 mos



Philosopher + CEO
Optimize Enterprises, Public Benefit Corporation
Apr 2010 – Present · 10 yrs 9 mos

We help people optimize their lives so we can change the world together.



Philosopher
PhilosophersNotes
Jan 2008 – Present · 13 yrs

You're busy. Books are heavy.
Get PhilosophersNotes.

Philosopher & CEO
Zaadz, Inc.
2004 – 2007 · 3 yrs

Created Zaadz after spending a couple years as a philosopher after the sale of eteamz. (Think: MySpace for people who want to change the world. (Pre-Facebook :))

Raised $3 million to finance the launch of the biz. Investors included the CEO of Wh ...**see mor**

Founder & CEO
eteamz, Inc.
1998 – 2001 · 3 yrs

After dropping out of law school (UC Berkeley class of 2000!), created eteamz.com as a 24-year old entrepreneur. eteamz is the largest amateur sports social networking site that now serves over 3 million teams and counts Little League Baseball® as a client.

...see mor

Show 1 more experience ⌄

Education



UCLA
BA, Psychology & Business
1992 – 1996
Activities and Societies: Phi Beta Kappa



University of California, Berkeley
Law School, Dropout! :)
1997 – 1997



